Filed Pursuant to Rule 433
File No: 333-236376

Canadian National Railway Company

US$600,000,000 2.450% Notes due 2050

Pricing Term Sheet

April 29, 2020

Issuer:	Canadian National Railway Company

Ratings (Moody’s / S&P / DBRS):*	A2 / A / A

Trade Date:	April 29, 2020

Settlement Date:	May 1, 2020 (T+2)

Security Type:	2.450% Notes due 2050

Maturity Date:	May 1, 2050

Principal Amount:	US$600,000,000

Benchmark Treasury:	2.375% due November 15, 2049

Benchmark Treasury Price / Yield:	127-21 / 1.252%

Spread to Benchmark Treasury:	+130 basis points

Yield to Maturity:	2.552%

Price to Public:	97.871% of principal amount

Coupon:	2.450% per annum, accruing from May 1, 2020

Interest Payment Dates:	May 1 and November 1 of each year, commencing on November 1, 2020

Optional Redemption:

At any time (i) prior to November 1, 2049 at the greater of (x) par and (y) the present value of the remaining scheduled payments of principal and interest that would be due if the notes matured on November 1, 2049 discounted at a rate of Treasury plus 20 basis points, and (ii) on or after November 1, 2049 at par, plus, in each case, accrued and unpaid interest

CUSIP / ISIN:	136375 CZ3 / US136375CZ30

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Senior Co-Manager:	RBC Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp
BNP Paribas Securities Corp.
Desjardins Securities Inc.
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc., toll-free, at (800) 294-1322, Citigroup Global Markets Inc., toll-free, at (800) 831-9146, Scotia Capital (USA) Inc., toll-free, at (800) 372-3930 or Wells Fargo Securities, LLC, toll-free, at (800) 645-3751.

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